# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ETHZilla Corporation, CIK 0001690080
CUSIP: 68236V302
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2875 SOUTH OCEAN, SUITE 200, PALM BEACH, Florida (FL), 33480
Date of event which requires filing of this statement: 07/27/2025
Filed by CIK 0001672837
Persons authorized to receive notices and communications: Anthony Brian Goodman, 3651 Lindell Road, Suite D131, Las Vegas, Nevada (NV), 89103, 310-929-7252

## Reporting persons
- Anthony Brian Goodman (CIK 0001672837): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 0; shared voting power 1,320,000; sole dispositive power 0; shared dispositive power 1,320,000; aggregate amount beneficially owned 1,320,000 (0% of the class)
  Comment: (8),(10),(11),(13) Includes 1,318,000 shares of Common Stock that are expected to be repurchased by the Issuer following the date of this filing pursuant to the terms of that certain Settlement and Release Agreement dated and effective April 23, 2024, by and between the Issuer, Elray Resources, Inc. and Luxor Capital, LLC, as discussed in greater detail below, which are also subject to the voting agreement, discussed below.
  (13) * Less than 1%. Based on 154,032,084 shares of Common Stock of the Company (as defined below) outstanding as of August 4, 2025, as set forth in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on the same date.
- Elray Resources, Inc. (CIK 0001402371): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 1,320,000; sole dispositive power 0; shared dispositive power 1,320,000; aggregate amount beneficially owned 1,320,000 (0% of the class)
  Comment: (8),(10),(11),(13) Includes 1,318,000 shares of Common Stock that are expected to be repurchased by the Issuer following the date of this filing pursuant to the terms of that certain Settlement and Release Agreement dated and effective April 23, 2024, by and between the Issuer, Elray Resources, Inc. and Luxor Capital, LLC, as discussed in greater detail below, which are also subject to the voting agreement, discussed below.
  (13) * Less than 1%. Based on 154,032,084 shares of Common Stock of the Company (as defined below) outstanding as of August 4, 2025, as set forth in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on the same date.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: ETHZilla Corporation
Address of issuer's principal executive offices: 2875 SOUTH OCEAN, SUITE 200, PALM BEACH, Florida (FL), 33480
Comment: This Amendment No. 2 (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 10, 2025 (the "Original 13D"), by Anthony Brian Goodman and Elray Resources, Inc. ("Elray") (the Schedule 13D as amended to date, the "Schedule 13D"). As used in this Amendment: "Common Stock" means the common stock of the Issuer; "Issuer" or "Company" means ETHZilla Corporation; and "Reporting Persons" means Anthony Brian Goodman and Elray. Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On April 28, 2025, the Company entered into a Settlement and Mutual Release Agreement with Elray and Luxor Capital, LLC ("Luxor"), both controlled by Anthony Brian Goodman, the father of the Company's then-director, Jay Goodman. The agreement resolved certain disputes related to potential acquisitions. Under the settlement, the Company agreed to acquire all 1,318,000 shares of Common Stock then held by Elray (issued in March 2025 upon conversion of Series B Convertible Preferred Stock) for an aggregate $1 million, consisting of $350,000 paid to Elray immediately and $650,000 payable to Luxor from future capital raises no later than April 28, 2026. The parties also exchanged mutual releases of prior claims, with limited exceptions for obligations under the settlement and confidentiality requirements.

As part of the agreement, Elray delivered five stock powers authorizing cancellation of the shares, held in escrow and released in tranches as settlement payments are made. To date, no shares have been returned or cancelled.

Simultaneously, the Company, Elray, and Blair Jordan, the Chief Executive Officer of the Company, solely for the benefit of the Company, entered into a Voting Agreement, under which Elray agreed to vote its shares according to the Board's recommendations until April 28, 2026. To enforce this, Elray granted Mr. Jordan an irrevocable voting proxy solely for the Company's benefit.

On July 27, 2025, Elray, the then holder of warrants to purchase 3,000,000 shares of Common Stock with an exercise price of $1.68 per share (the "Elray Warrants"), exercised all of such Elray Warrants on a cashless basis and was issued a net of 1,320,000 shares of Common Stock, after surrendering 1,680,000 warrant shares to the Company for cancellation in order to pay the aggregate exercise price in connection therewith, based on a fair market value of Common Stock on July 27, 2025, of $3.00 per share. The 1,320,000 shares of Common Stock were issued on July 28, 2025.

On August 7, 2025, Elray sold 135,257 shares of Common Stock at a weighted average price of $3.56 per share. The transaction was executed in multiple trades with prices ranging from $3.83 to $3.40, inclusive.

On August 8, 2025, Elray sold 777,595 shares of Common Stock at a weighted average price of $3.18 per share. This transaction was executed in multiple trades at prices ranging from $4.84 to $3.00, inclusive.

On August 11, 2025, Elray sold 405,148 shares of Common Stock at a weighted average price of $3.17 per share, executed in multiple trades ranging from $3.37 to $3.00, inclusive.

The Reporting Persons will provide, upon request, full details of the number of shares and prices at which the transaction was effected to the Securities and Exchange Commission, the Issuer, or any security holder of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The following table summarizes the number of shares beneficially owned by each Reporting Person, as to which they have (1) sole power to vote or to direct the vote, (2) shared power to vote or to direct the vote sole power to dispose, (3) sole power to dispose or to direct the disposition, and (4) shared power to dispose or to direct the disposition: Reporting Person Sole Power to Vote or to Direct the Vote Shared Power to Vote or to Direct the Vote Sole Power to Dispose or to Direct the Disposition Shared Power to Dispose or to Direct the Disposition Anthony Brian Goodman -- 1,318,000 Elray Resources, Inc. -- 1,318,000, each subject to the terms of the settlement agreement and voting agreement, discussed above.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days, except as discussed in Item 3, above.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock on August 4, 2025.

## Signatures
- Anthony Brian Goodman: /s/ Anthony Brian Goodman, Anthony Brian Goodman (08/18/2025)
- Elray Resources, Inc.: /s/ Anthony Brian Goodman, Chief Executive Officer (08/18/2025)